Filed by Horizon Medical Products, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Horizon Medical Products, Inc.
Subject Company’s Exchange Act
File No. 001-15459

On May 13, 2004, RITA Medical Systems, Inc. and Horizon
Medical Products, Inc. issued the following press release:

Contact RITA:	Allen & Caron Inc.	RITA Medical Systems, Inc.
	Jill Bertotti (investors)	Don Stewart, Chief Financial Officer
	Len Hall (media)	Stephen Pedroff, VP Marketing Comm.
	949-474-4300	650-314-3400
	jill@allencaron.com	dstewart@ritamed.com
	len@allencaron.com	spedroff@ritamed.com

Contact Horizon:	Lippert/Heilshorn & Associates, Inc.	Horizon Medical Products
	Kim Sutton Golodetz (investors)	Robert J. Wenzel, CEO
	212-838-3777	Susan Davis, Investor Relations
	kgolodetz@ihai.com	706-846-3126
rwenzel@hmpvascular.com
sdavis@hmpvascular.com

RITA MEDICAL SYSTEMS AND HORIZON MEDICAL PRODUCTS ANNOUNCE MERGER AGREEMENT

Merger Expected to Result in Profitable Medical Oncology Device Company

MOUNTAIN VIEW, CA and ATLANTA, GA (May 13, 2004) . . . RITA Medical Systems, Inc. (“RITA”) (Nasdaq: RITA) and Horizon Medical Products, Inc. (“Horizon”) (AMEX: HMP) today announced the signing of a definitive agreement to merge the two companies, combining their respective strengths in the development, manufacture and marketing of medical oncology devices for the treatment of cancer.

Mr. Joseph DeVivo, President and CEO of RITA, will serve as President and CEO of the combined company, and Mr. Robert J. Wenzel, Chief Operating Officer and interim CEO of Horizon, will serve as Chief Operating Officer. The Board of Directors will be composed of six members of the current RITA Board of Directors, including Joseph DeVivo, and three members of Horizon’s current Board of Directors. The chairman of the Board of Directors of the combined company will be Mr. Vin Bucci, current Chairman of the Board of RITA. The company will have headquarters in Mountain View, California and operations in Mountain View, California, and Manchester, Georgia. The combined company’s shares will continue to be traded on the NASDAQ National Market®.

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Under the terms of the merger agreement, each Horizon shareholder will receive 0.4212 (the “Exchange Rate”) of a RITA share for each Horizon share held. The Exchange Ratio will also be applied to all outstanding options and warrants of Horizon. Based on the Exchange Ratio, RITA expects to issue approximately 18,644,039 shares in the merger and assume options and warrants for an additional 3,935,110 shares. Following the transaction, using the treasury stock method to account for shares, RITA shareholders will own 47.5% of the combined company and Horizon shareholders will own 52.5% of the combined company. The closing of the merger is subject to the approval of the shareholders of each company and other customary closing conditions. The merger is intended to qualify as a tax-free reorganization and will, accordingly, be tax-free to Horizon and its shareholders.

Certain shareholders and affiliates of Horizon and RITA have signed voting agreements covering approximately 53% and 9% of the outstanding shares of each company, respectively, in favor of the transaction. Those shareholders who have signed voting agreements represent the shares held by all of the members of the Board of Directors of both companies. The combined company will have approximately $17.1 million of Horizon debt at the close of the transaction. The holders of approximately $8.262 million of Horizon Senior Subordinated Notes (“Notes”) have agreed, subject to other revisions in the terms of the Notes, to extend the maturity of their debt from July 2005 to July 2008. The remaining Notes in the amount of approximately $6.501 million will continue to be due in July 2005.

Horizon Medical Products, Inc., headquartered in Atlanta, primarily markets oncology product lines including implantable ports, tunneled central venous catheters, and safety needles used primarily in cancer treatment protocols. In addition, Horizon has exclusive U.S. rights to distribute Medtronic Inc.’s Hepatic Arterial Infusion (HAI) product line, including sales and case support of Medtronic’s IsoMed® Infusion System and related products. Horizon generated approximately $28.0 million in revenues and $3.1 million in earnings before interest, taxes, depreciation and amortization (“EBITDA“1) for the fiscal year ended December 31, 2003. Horizon has approximately 56 sales and marketing specialists calling on surgical oncologists, interventional radiologists and medical oncologists.

Mr. Joseph DeVivo, President and CEO of RITA commented, “The merger of our two companies is an excellent fit. We both have developed technologies that positively impact the way cancer is treated for many patients. We believe the combined company will be a leader in medical oncology devices, with strong sales and marketing and a broad product offering. Our companies share significant targeted sales call points and we expect the merging of our sales efforts to improve return on investment for field sales. We expect that the merger will provide a strong foundation for new growth and to become a platform for future product acquisitions.”

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Mr. DeVivo continued, “With respect to financial performance, in 2003 the two organizations reported approximately $45 million in combined revenue. In addition, combining our companies should allow us to achieve operating leverage. In our early estimates we have already identified $5 million to $7 million of annual cost savings associated with the combination. As a result of a growing base of revenues and these cost savings, we believe the transaction will be accretive to earnings and that the combined company will be profitable following a successful integration.”

Mr. Robert J. Wenzel, Chief Operating Officer and interim CEO of Horizon Medical Products added, “We believe that the successful merger of our companies will provide new opportunities for growth by improving our sales presence in the marketplace. We expect our new and larger selling organization to build upon our combined existing solid base of business to deliver greater value to our customers and to the shareholders. We believe the merger is the best way to capitalize on the tremendous selling competencies of our sales organizations, empowering our staff to further develop the medical oncology device category.”

Mr. Wenzel continued, “I am very pleased that our largest shareholders, ComVest Venture Partners, L.P., Medtronic, Inc. (NYSE: MDT), and Marshall Hunt, have all signed voting agreements in support of this transaction. Their votes demonstrate the level of confidence they have in the successful outcome of the transaction.”

Wells Fargo Securities, LLC acted as exclusive financial advisor to RITA Medical Systems and rendered a fairness opinion to the RITA Board of Directors in this transaction.

Commonwealth Associates, L.P. acted as financial advisor to Horizon Medical Products and Brookwood Advisors rendered a fairness opinion to the Horizon Board of Directors in this transaction.

RITA and Horizon will host a joint conference call to discuss the merger today at 11:00 a.m. Eastern Time. The dial-in number for the call is 1-877-845-5389. In addition, slides will be used to accompany this conference call. To access the slides, please go to the Webcast link provided on the RITA and HMP websites at www.ritamedical.com and www.hmpforlife.com, and click on the “PowerPoint slides only” link. After you register your name and company, enter the password “allencaron” and you will be given real-time access to the slides. Web participants are encouraged to go to the Webcast site at least 15 minutes prior to the start of the call to register, download and install any necessary software. A live Webcast and archive of the call can also be accessed at these sites.

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Additional Information About the Merger and Where to Find It

In connection with RITA Medical Systems’ proposed merger with Horizon Medical Products, RITA intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS OF RITA MEDICAL SYSTEMS AND HORIZON MEDICAL PRODUCTS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RITA MEDICAL SYSTEMS, HORIZON MEDICAL PRODUCTS, AND THE MERGER.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by RITA or Horizon with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investor and security holders may obtain free copies of the documents (when they become available) filed with the SEC by RITA Medical Systems by directing a request to: RITA Medical Systems, Inc., 967 North Shoreline Blvd., Mountain View, California, 94043, Attn: Don Stewart. Investors may obtain free copies of the documents (when they become available) filed with the SEC by Horizon Medical Products by directing a request to: Horizon Medical Products, Inc., One Horizon Way, Manchester, Georgia 31816, Attn: Robert Wenzel.

RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of RITA Medical Systems and Horizon Medical Products in favor of the merger. Information about the executive officers and directors of RITA Medical Systems and their ownership of RITA Medical Systems common stock is set forth in the RITA Medical Systems’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Information about the executive officers and directors of Horizon Medical Products and their ownership of Horizon Medical Products common stock is set forth in the Horizon Medical Products’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

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About Horizon Medical Products

Horizon Medical Products, Inc. headquartered in Atlanta, is a world leader in the design, development, manufacture and sale of technologically advanced, high value-added, percutaneous vascular and spinal access systems. The Company’s oncology product lines include implantable ports, some of which feature its proprietary VTX® technology; tunneled central venous catheters; and stem-cell transplant catheters used primarily in cancer treatment protocols. The company also markets a complete line of acute and chronic dialysis catheters. In June 2003, the company gained exclusive U.S. rights to distribute Medtronic Inc.’s Hepatic Arterial Infusion (HAI) product line, including sales and case support of Medtronic’s IsoMed® Infusion System and related products. Its Internet address is www.hmpvascular.com.

About RITA Medical Systems

RITA Medical Systems develops, manufactures and markets innovative products for patients with solid cancerous or benign tumors. The proprietary RITA system uses radiofrequency energy to heat tissue to a high enough temperature to ablate it or cause cell death. While the company’s current focus is on liver cancer and metastatic bone cancer, the company believes that its minimally invasive technology may in the future be applied to other types of tumors, including tumors of the lung, breast, uterus, prostate and kidney. The company has received regulatory clearance in major markets worldwide, including the United States. In March 2000, RITA became the first radiofrequency ablation company to receive specific FDA clearance for unresectable liver lesions in addition to its previous general FDA clearance for the ablation of soft tissue. In October 2002, RITA again became the first company to receive specific FDA clearance, this time, for the palliation of pain associated with metastatic lesions involving bone. The company has sold nearly 60,000 of its disposable devices throughout the world. The company Internet address is www.ritamedical.com.

1.	The reference in this press release to Horizon’s EBITDA (defined as earnings before interest, taxes, depreciation and amortization) is a metric that Horizon’s management believes is a meaningful measurement of operating performance as it allows analysts and investors to compare the performance of Horizon against other competitors in the healthcare industry. Additionally, the Horizon’s management utilizes EBITDA, in addition to net sales, as one of the factors in determining its management performance bonuses. The calculation of EBITDA has no basis in Generally Accepted Accounting Principles (“GAAP”) and may not be consistent with calculations of EBITDA used by other companies in Horizon’s industry or otherwise. Investors are urged to evaluate Horizon’s net income (loss) as measured under GAAP, because EBITDA excludes significant items from its results of operations which must be considered in performing a comprehensive assessment of Horizon’s overall financial performance. The reconciliation of EBITDA to net income (loss) for the fiscal year ended December 31, 2003, which Horizon’s management believes is the most directly comparable financial measure calculated and presented in accordance with GAAP, is as follows:

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		2003
	EBITDA
		$3,054,112
Deduct:	Depreciation & Amortization in Cost of Goods Sold	($179,206)
	Depreciation & Amortization in Selling, General &
	Administrative Expenses	$(1,289,679)
	Interest expense, net Loss on early
	extinguishment of debt	(2,372,619)
	Net Income (Loss)	(787,392)

Certain statements in this news release related to the merger of RITA Medical Systems with Horizon Medical Products, the expected benefits of the merger and expectations regarding the combined company’s profitability are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Information regarding these risks is included in the company’s filings with the SEC.

# # # #

On May 13, 2004, RITA Medical Systems, Inc. and Horizon Medical Products, Inc. made available the following presentation:

RITA Medical Systems, Inc. (Nasdaq: RITA) Horizon Medical Products, Inc. (AMEX: HMP) Merger Conference Call: May 13, 2004

Safe Harbor Statement This conference call includes forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are based on current expectations as of today. We undertake no obligation to provide updates to these expectations during the year. For those specific factors that can cause actual results to differ from our statements, we refer you to the "Risk Factors" and other disclosures included in the company's periodic filings with the Securities and Exchange Commission.

Joseph M. DeVivo President and Chief Executive Officer, RITA Introduction

Conference Call Participants Joseph DeVivo, CEO RITA Robert Wenzel, COO and interim CEO Horizon Don Stewart, CFO RITA

Strategic Vision Options for Growth Enhancing Market Position

Transaction Overview RITA Medical Systems and Horizon Medical Products announced today the signing of definitive agreement to merge the two companies Each Horizon shareholders will receive 0.4212 of a RITA share RITA shareholders will own 47.5% of combined company (1) Horizon shareholders will own 52.5% of the combined company (1) The exchange ratio is not subject to a collar Based on RITA's closing stock price of $5.32 as of May 12, 2004, the transaction implies an equity value for Horizon of approximately $112.4 million RITA expects to issue 18,641,897 shares and assume options and warrants for an additional 3,934,658 shares (1) Reflects diluted ownership using the treasury stock method to account for shares

Merger Overview Board of Directors of the combined company will be comprised of 6 members from RITA and 3 members from Horizon Joseph DeVivo will be named President, CEO and Director Robert Wenzel will be named COO Don Stewart will be named CFO The combined company headquarters will be in Mountain View, CA with operations in Mountain View, CA and Manchester, GA Company shares will continue trading on the NASDAQ National Mkt.(r) under the RITA symbol

Transaction Overview (Cont'd) The combined company will assume $17.1 MM of Horizon debt The holders of $8.3 MM of Horizon Senior Subordinated Notes have agreed to extend the maturity from July 2005 to July 2008 The remaining $6.5 MM of Senior Subordinated Notes will continue to be due in July 2005 The merger is intended to qualify as a tax-free reorganization The merger is expected to close in August 2004 and is subject to the approval of the shareholders of each company It is expected that HSR approval will not be required Shareholders representing 53% of Horizon's shares outstanding and 9% of RITA's shares outstanding have signed voting agreements in favor of the transaction

Merger Benefits Significant product "fit" and broader product offering in Medical Oncology Device category Stronger and broader sales and marketing infrastructure as a result of sales call point synergy Estimated $5 - $7 MM annual cost savings as a result of combining the two organizations Accelerated profitability on a significantly larger revenue base Platform for additional product acquisitions

Medical Oncology Device Company









MEDICAL ONCOLOGY

- Interventional Radiologists
- Surgical Oncologists
- Medical Oncologists



Vortex® MP Port System

LifeValve™ Technology

LifeGuard™ Safety Infusion Set

IsoMed Pump

StarBurst™ Xli *enhanced*

StarBurst™ SEMI-FLEX

StarBurst™ MRI

StarBurst™ SDE

RITA 1500X Generator with RITA Base Software



RITA Medical Systems

HMP

Merger Strategic Benefits Medical Oncology Surgical Oncology Interventional Radiology Hospital Administration The merged company will have more products and more reasons to call on the key constituencies in the hospital, increasing strategic value, customer touches, and productivity for each sales representative

Merger Strategic Benefits Opportunity to develop an independent, broad-based Medical Oncology Device business Increasing trend in devices playing important roles in cancer treatment - merged entity can capitalize on this trend. Develops platform for more device acquisitions

Merger Strategic Benefits Benefits For RF ablation product line Doubles domestic field selling effort. Improves competitiveness and market development Increases reach to more hospitals Allows for greater concentration on new RFA procedures Increases productivity at each hospital Benefits for HMP Product Lines Coupling High growth product with stable core product offering. Leveraging relationships and call points to increase overall productivity and reach Building a combination therapy using systemic/regional chemotherapy delivery and local mechanical control of cancerous tumors. Medtronic Distribution Agreement Capitalize on existing synergy between IsoMed Hepatic Artery Pumps and Radio Frequency Ablation which are normally used in the same procedure

Merger Operational Benefits Estimated $5 to $7 million annual cost savings Accelerated profitability, on a significantly larger revenue base Organizational critical mass Finance Manufacturing Public Company Sales and Marketing Improved gross margins Overall improved financial strength

Robert Wenzel COO and interim CEO, Horizon

Merger Benefits for HMP HMP completed two years of restructuring Invested in distribution system Minimized expense structure Increased field rep productivity a must Merger Complimentary Aspects Leverages investment in distribution system Cuts public company expenses Enhances Manchester manufacturing benefit Perfect fit

Donald J. Stewart Chief Financial Officer, RITA

RITA Financial Overview On RITA's 1Q/04 earnings call, the following 2004 guidance was provided: Improved revenue guidance outlook to 15% to 20% FY 2004 Earnings Range of $0.38 - $0.44 LPS The transaction is expected to significantly increase RITA's revenue base On a pro forma basis, the combined company would have reported approximately $45 million of revenue in 2003

Merger Financial Impact The combined company is expected to derive significant operating leverage from combining this larger base of revenue with a reduced operating cost structure Preliminary estimates have identified $5 - $7 million of potential annual cost savings associated with the combination Horizon reported EBITDA of $3.6 million for the 12- month period ending March 31, 2004 (1) As a result of a growing base of revenue and the assumed cost savings, management believes the transaction will be accretive to earnings and the combined company will be profitable following a successful integration (1) Excludes approximately $1.0 MM of one-time charges incurred in 1Q/2004 related to separation payments payable to Marshall Hunt and William Peterson, Jr.

Q & A Joseph DeVivo President and Chief Executive Officer, RITA Robert Wenzel COO and interim CEO, Horizon Donald J. Stewart Chief Financial Officer, RITA

Additional Information About the Merger and Where to Find It

     In connection with RITA Medical Systems’ proposed merger with Horizon Medical Products, RITA intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger.

     INVESTORS AND SECURITY HOLDERS OF RITA MEDICAL SYSTEMS AND HORIZON MEDICAL PRODUCTS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RITA MEDICAL SYSTEMS, HORIZON MEDICAL PRODUCTS, AND THE MERGER.

     The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by RITA or Horizon with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investor and security holders may obtain free copies of the documents (when they become available) filed with the SEC by RITA Medical Systems by directing a request to: RITA Medical Systems, Inc., 967 North Shoreline Blvd., Mountain View, California, 94043, Attn: Don Stewart. Investors may obtain free copies of the documents (when they become available) filed with the SEC by Horizon Medical Products by directing a request to: Horizon Medical Products, Inc., One Horizon Way, Manchester, Georgia 31816, Attn: Robert Wenzel.

     RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of RITA Medical Systems and Horizon Medical Products in favor of the merger. Information about the executive officers and directors of RITA Medical Systems and their ownership of RITA Medical Systems common stock is set forth in the RITA Medical Systems’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Information about the executive officers and directors of Horizon Medical Products and their ownership of Horizon Medical Products common stock is set forth in the Horizon Medical Products’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.